December 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Thayer Ventures Acquisition Corporation

Registration Statement on Form S-1

File No. 333-249390

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Thayer Ventures Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on December 10, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, the undersigned expect to distribute approximately 750 copies of the preliminary prospectus dated December 9, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
OPPENHEIMER & CO. INC.
as representatives of the several underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

OPPENHEIMER & CO. INC.

By:	/s/ Lewis Silberman
Name:	Lewis Silberman
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]